

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

August 1, 2008

Mr. Craig Huffman
Acting Chief Executive Officer and Acting Principal Financial Officer
New Green Technologies, Inc.
Formally: Renewable Energy Resources, Inc.
334 S. Hyde Park Ave.
Tampa, FL 33606

> **Re: Renewable Energy Resources, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 0-29743**

Dear Mr. Huffman:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Item 7. Financial Statements for the Year Ended December 31, 2007, page F-1

Notes to Audited Financial Statements, page F-8

Note 13 – Subsequent Event, page F-13

1. Please provide us with a schedule detailing your tests of significance for your April 7, 2008 acquisition of World Environmental Services, Inc. (WESCO) and for your May 12, 2008 acquisition of U.S. Sustainable Energy Corporation (USSEC) for purposes of determining whether audited financial statements of these acquired businesses are required to be filed. Refer to Rule 3-05 of Regulation S-X. Based on your tests of significance, tell us whether you need to provide financial statements of businesses to be acquired, and if so, tell us the periods that are required to be presented. Additionally, please tell us when you will provide these financial statements and the required pro-forma financial statements pursuant to Article 11 of Regulation S-X. Refer to Item 9.01 of Form 8-K.

Item 8A. Controls and Procedures, page 12

2. We read that your Chief Executive Officer and Acting Principal Financial Officer concluded that your disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic reports to the Securities and Exchange Commission. You appear to have disclosed a partial definition of disclosure controls and procedures when concluding that your disclosure controls and procedures were effective. Please revise to provide the entire definition of disclosure controls and procedures by stating that disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See the definition of disclosure controls and procedures at Exchange Act Rule 13a-15(e). Alternatively, you may conclude that disclosure controls and procedures were "effective" or "ineffective" without providing any part of the definition of disclosure controls and procedures.

Furthermore, given the disclosure in your March 31, 2008 Form 10-Q that your Acting Chief Executive Officer and Acting Principal Financial Officer concluded that your earlier disclosure controls and procedures were not effective, please tell us if you have reassessed whether your disclosure controls and procedures are effective or ineffective as of December 31, 2007. If you conclude that your disclosure controls and procedures were effective as of December 31, 2007, please explain to us how you reached this conclusion in light of the misstatement noted in your March 31, 2008 Form 10-Q.

3. We note your disclosures concerning management's report on internal controls over financial reporting. We have the following comments:

- Please confirm to us, if true, that management performed an assessment of your internal controls over financial reporting as of December 31, 2007 as required by Exchange Act Rule 13a-15(c). As you have not clearly stated that management performed such an assessment, please consider revising your disclosure to clarify this matter.

- We read that "management considers the controls in place to adequate for the company." This statement does not meet the requirements of Item 308T(a)(3) of Regulation S-B as you have not clearly concluded whether your internal control over financial reporting was "effective" or "ineffective" as of December 31, 2007. Please revise.

Exhibit 31.1

4. We note that your certification does not appear to relate to the December 31, 2007 Form 10-KSB since the certification is dated April 15, 2007. Please amend your filing to provide an updated certification covering the information contained in your December 31, 2007 Form 10-KSB. Please note that this certification should be dated as of a recent date and should be in the exact form set forth in Item 601(b)(31) of Regulation S-B, including referring to internal control over financial reporting in the introduction to paragraph 4 and referring to the fourth fiscal quarter in paragraph 4(d). Your amendment should include the entire body of your current December 31, 2007 Form 10-KSB to certify all Items included in this Form 10-KSB.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief